ASCENT SUCCESSFULLY COMPLETES $127 MILLION
                            NOTES PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE
Monday, December 22, 1997

CONTACT:  MEDIA:                   ANALYSTS:
          PAUL JACOBSON            JIM CRONIN
          ASCENT                   ASCENT
          (303) 626-7060           (303) 626-7010

DENVER, COLO. -- Ascent Entertainment Group, Inc. (Nasdaq:GOAL) today announced that it has completed successfully the private placement pursuant to Rule 144A of 11 7/8% Senior Secured Discount Notes due 2004 generating gross proceeds of approximately $127 million. The net proceeds of the offering will be used to repay existing debt of the Company, and the Company is entering into a new five year $50 million revolving credit facility with NationsBank of Texas, N.A. as the Administrative Agent. The notes have been assigned ratings of B minus by Standard & Poor's and B3 by Moody's.

The securities being offered in the private placement have not been registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.